Exhibit 99.1

Patria Investments Limited

Condensed Consolidated Statement of Financial Position
As of March 31, 2023 and December 31, 2022
(In thousands of United States dollars – US$)

Assets	Note	3/31/2023	12/31/2022	Liabilities and equity	Note	3/31/2023	12/31/2022

Cash and cash equivalents	6	30,753	26,519	Client funds payable	7	19,962	23,639
Short term investments	12(a)	253,391	285,855	Consideration payable on acquisition	20(b)	40,648	33,187
Client funds on deposit	7	19,962	23,639	Personnel and related taxes payable	15	9,964	27,076
Accounts receivable	8	138,416	125,405	Taxes payable	16	1,107	878
Project advances	9	5,610	5,693	Carried interest allocation	22(b)	10,464	10,370
Recoverable taxes	11	6,015	5,672	Derivative financial instruments	12(d)	1,083	1,053
Other current assets	10	8,149	6,853	Commitment subject to possible redemption	20(c)	240,058	234,145
				Other current liabilities	17	42,159	7,652

Current assets		462,296	479,636	Current liabilities		365,445	338,000

Accounts receivable	8	16,275	6,254	Personnel liabilities	15	2,238	1,724
Project advances	9	1,131	947	Consideration payable on acquisition	20(b)	35,970	33,414
Deferred tax assets	18	—	1,749	Carried interest allocation	22(b)	7,488	2,080
Other non-current assets	10	2,328	1,948	Gross obligation under put option	20(d)	79,761	73,428
Long-term investments	12(b)	54,897	35,257	Deferred tax liabilities	18	196	—
Derivative financial instruments	12(d)	7,258	6,322	Other non-current liabilities	17	14,307	14,134
Investments in associates	12(c)	7,821	7,977	Non-current liabilities		139,960	124,780
Property and equipment	13	25,198	24,627
Intangible assets	14	422,563	411,521
Non-current assets		537,471	496,602	Total liabilities		505,405	462,780

				Capital	28(a)	15	15
				Additional paid-in capital	28(b)	485,180	485,180
				Capital reserves	28(d)	1,755	1,495
				Retained earnings		49,484	77,576
				Cumulative translation adjustment	28(f)	2,726	(11,478)
				Equity attributable to the owners of the Company		539,160	552,788
				Non-controlling interests	28(g)	(44,798)	(39,330)

				Equity		494,362	513,458

Total assets		999,767	976,238	Total liabilities and equity		999,767	976,238
The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Income Statement
For the three-month periods ended March 31, 2023 and 2022
(In thousands of United States dollars - US$, except earnings per share)

		Unaudited three-month periods ended March 31,
	Note	2023	2022

Net revenue from services	21	73,752	54,988

Personnel expenses	22	(18,401)	(16,938)
Carried interest allocation	22	(5,408)	—
Deferred consideration	20(b)	(6,111)	(6,111)
Amortization of intangible assets	23	(4,899)	(4,408)
General and administrative expenses	24	(8,946)	(7,436)
Other income/(expenses)	25	(8,443)	(2,167)
Share of equity-accounted earnings	12(c)	(597)	—
Net financial income/(expense)	26	(257)	4,582

Net Income before income tax		20,690	22,510

Income tax	27	(3,131)	(4,194)

Net income for the period		17,559	18,316
Attributable to:
Owners of the Company		17,243	18,316
Non-controlling interests	28(g)	316	—

Basic earnings per thousand shares	28(e)	0.11688	0.12444
Diluted earnings per thousand shares	28(e)	0.11686	0.12444

The accompanying notes are integral parts of these consolidated financial statements. Refer to note 2(c) for change in presentation of Consolidated Income Statement.

Patria Investments Limited

Consolidated Statement of Comprehensive Income
For the three-month periods ended March 31, 2023 and 2022
(In thousands of United States dollars - US$)

	Unaudited three-month periods ended March 31,
	2023	2022

Net income for the period	17,559	18,316
Items that will be reclassified to the income statement:
Currency translation adjustment	14,204	14,158
Currency translation adjustment – non-controlling interests	(3,107)	—

Total comprehensive income	28,656	32,474
Attributable to:
Owners of the Company	31,447	32,474
Non-controlling interests	(2,791)	—

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

	Patria Investments Limited

	Condensed Consolidated Statement of Changes in Equity
	For the three-month periods ended March 31, 2023 and 2022
	(In thousands of United States dollars - US$)

		Attributable to owners
	Note	Capital	Additional paid-in capital	Other reserves	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity

Balance at December 31, 2021		15	485,180	764	87,948	(9,622)	564,285	—	564,285

Cumulative translation adjustment		—	—	—	—	14,158	14,158	—	14,158
Net income for the period		—	—	—	18,316	—	18,316	—	18,316
Dividends declared and paid	28(c)	—	—	—	(23,551)	—	(23,551)	—	(23,551)
Share based incentive plan	28(d)	—	—	200	—	—	200	—	200

Balance at March 31, 2022 (unaudited)		15	485,180	964	82,713	4,536	573,408	—	573,408

Balance at December 31, 2022		15	485,180	1,495	77,576	(11,478)	552,788	(39,330)	513,458

Cumulative translation adjustment		—	—	—	—	14,204	14,204	(3,107)	11,097
Net income for the period		—	—	—	17,243	—	17,243	316	17,559
Dividends declared	28(c)	—	—	—	(45,335)	—	(45,335)	(2,677)	(48,012)
Share based incentive plan	28(d)	—	—	260	—	—	260	—	260

Balance at March 31, 2023 (unaudited)		15	485,180	1,755	49,484	2,726	539,160	(44,798)	494,362
The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Cash Flows
For the three-month periods ended March 31, 2023 and 2022
(In thousands of United States dollars - US$)
		Unaudited three-month period ended March 31,
	Note	2023	2022
Cash flows from operating activities
Net income for the period		17,559	18,316
Adjustments to net income for the period
Depreciation expense		1,097	780
Amortization expense	23	4,899	4,408
Net financial investment income	26	(676)	(437)
Unrealized (gains)/losses on long-term investments	26	9,985	(4,477)
Unrealized (gains)/losses on derivative financial instruments		(10,816)	185
Contingent consideration adjustments	25	716	840
Gross obligation under put - unwinding	25	2,064	—
Deferred consideration adjustments	25	385	—
Interest expense on lease liabilities	26	344	335
Deferred income taxes expense	27	1,956	2,536
Current income taxes expense	27	1,175	1,658
Share of equity accounted earnings	12(c)	597	—
Share based incentive plan	22	260	200
Other non-cash effects		(214)	488

Changes in operating assets and liabilities
Accounts receivable		(27,290)	4,345
Projects advances		(25)	31
Recoverable taxes		399	(1,432)
Personnel and related taxes		(16,849)	(24,272)
Carried interest allocation		5,502	(2,482)
Deferred consideration payable on acquisition	20(b)	6,112	6,111
Unearned Revenues		30,181	30,371
Taxes payable and deferred taxes		1,398	(3,077)
Payment of income taxes		(361)	(147)
Other assets and liabilities		875	(8,013)
Net cash provided by operating activities		29,273	26,267

Cash flows from investing activities
Decrease (increase) in short term investments		35,985	17,866
Decrease (increase) in long-term investments		(14,268)	(2,623)
Investment into SPAC trust account		—	(236,900)
Disposal/(Acquisition) of property and equipment	13	134	(1,325)
Acquisition of software and computer programs	14	(554)	(80)
Acquisition of investments in associates	12(c)	(93)	(7,789)

Net cash provided/(used) by investing activities		21,204	(230,851)

Cash flows from financing activities
IPO proceeds – SPAC	5(o)	—	230,000
IPO transaction costs – SPAC		—	(4,665)
Dividends paid to the Company’s shareholders	28(c)	(45,335)	(23,551)
Dividends paid to non-controlling interests in subsidiaries	28(g)	(1,303)	—
Lease payments	20(a)	(211)	(373)
Interest paid on lease liabilities	20(a)	(344)	(335)
Net cash (used)/provided in financing activities		(47,193)	201,076

Foreign exchange variation on cash and cash equivalents in foreign currencies		950	1,158

Increase/(Decrease) in cash and cash equivalents		4,234	(2,350)
Cash and cash equivalents at the beginning of the period	6	26,519	15,264
Cash and cash equivalents at the end of the period	6	30,753	12,914
Increase/(Decrease) in cash and cash equivalents		4,234	(2,350)
Non-cash operating and investing activity
Addition and disposal of right of use assets		690	742

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1	General information

Patria Investments Limited (the "Company") was incorporated in Bermuda on July 6, 2007 as a limited liability exempted company and transferred its registration and domicile to the Cayman Islands on October 12, 2020, registering by way of continuation as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. The Company also transferred its headquarters from Bermuda to the Cayman Islands on October 12, 2020. Since then, the Company's obligations, whether legal, regulatory, or financial, are in accordance with the applicable laws and regulations of the Cayman Islands.

On January 21, 2021, the Company completed its initial public offering ("IPO") registration. The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, according to the Company's Registration Statement on Form F-1 (Registration N° 333-251823). The common shares are trading on the Nasdaq Global Select Market ("NASDAQ-GS") under the symbol "PAX".

The Company is a public holding company controlled by Patria Holdings Limited. (the “Parent”), which held 55.95% of the Company's common shares as of March 31, 2023 (December 31, 2022: 55.95%). The Parent is ultimately controlled by a group of individuals.

The Company and its subsidiaries (collectively, the "Group") are a private markets investment firm focused on investing in Latin America. The Group has a wide range of investment products, including private equity funds, infrastructure development funds, co-investment funds, constructivist equity funds, credit funds, real estate funds and venture capital funds.

The Group’s operations include investment offices in Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), and Santiago (Chile), as well as client-coverage offices in New York (United States), London (United Kingdom), Dubai (UAE), and Hong Kong to cover the investor base of its underlying investment products, in addition to its corporate business and management office in Grand Cayman (Cayman Islands).

The Group's main executive office is located at 18 Forum Lane, Grand Cayman, Cayman Islands.

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

These unaudited condensed consolidated interim financial statements for the three-month periods ended March 31, 2023 and 2022 include the condensed financial information regarding the Company and its subsidiaries, as described in note 5.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

2	Presentation of financial statements

a.	Statement of compliance and basis of preparation

The unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). These unaudited condensed consolidated interim financial statements should be read together with the annual consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020.

The board of directors approved the unaudited condensed consolidated interim financial statements on October 26, 2023.

b.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in United States dollars (USD). The effects of the translation from the functional currency into the presentation currency are recognized in equity under the caption "Cumulative Translation Adjustment".

For details regarding the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries, refer to note 5 for the functional currency determined for each entity.

c.	Change in unaudited condensed consolidated interim Income Statement presentation

The Group has revised the presentation of its Condensed Consolidated Interim Income Statement in accordance with IAS 1. Previously, the Condensed Interim Consolidated Income Statement provided a classification of expenses based on its function within the Company. Management has concluded that a classification of expenses based on its nature provides a more meaningful representation of the financial performance of the Group.

This change in presentation has no impact on the Group’s prior periods reported net income, earnings per share, Consolidated Statement of Cash Flows and Consolidated Statement of Changes in Equity.

d.	Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements is in accordance with IAS 34 - Interim Financial Reporting, which requires management to make estimates that affect the amounts reported in the unaudited condensed consolidated interim financial statements and accompanying notes. Management believes that estimates utilized to prepare the unaudited condensed consolidated interim financial statements are prudent and reasonable. Actual results could differ from those estimates and such differences could be material.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set out in the consolidated financial statements for the year ended December 31, 2022.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

3	Segment information

The Group operates through a single reportable operating segment, in accordance with IFRS 8, reflecting how the Group’s executive directors collectively act as the chief operating decision maker to allocate resources and assess performance under the Group's global strategy, which includes integrated product lines.

Within its one operating segment, the Company has multiple product lines including private equity, credit, infrastructure, public equities, real estate, and advisory and distribution.

4	Significant accounting policies

These unaudited condensed consolidated interim financial statements were prepared in accordance with policies, accounting practices, and methods for determining estimates consistent to the accounting policies and estimates adopted in the preparation of the annual consolidated financial statements for the years ended December 31, 2022, 2021 and 2020. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2023, but do not have a material impact on the interim condensed consolidated financial statements of the Group.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

5	Group Structure

a.	Consolidation and subsidiaries

The unaudited condensed consolidated financial statements include the entities listed below, which are the Company's direct or indirect subsidiaries:

				Equity interest (direct or indirect) (%)
		Country of Incorporation	Functional Currency	March 31, 2023	December 31, 2022
Subsidiaries	Principal Activities
Patria Finance Ltd.	Asset management & administration	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner V, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Investments UK Ltd.	Investor relations, marketing & administration	UK	GBP	100.00%	100.00%
Patria Investments US LLC	Investor relations, marketing & administration	US	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.	Advisory, investor relations & marketing	CO	COP	100.00%	100.00%
Infrastructure II GP, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Infrastructure III SLP Ltd.	Investment fund manager & advisory	KY	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Pátria Investimentos Ltda. ("PILTDA")	Asset management & administration	BR	BRL	100.00%	100.00%
Patria Investments Latam S.A.	Holding	UY	USD	100.00%	100.00%
Patria Investments Uruguay Agente de Valores S.A. (formerly Patria Investments Uruguay S.A.)	Advisory, investor relations & marketing	UY	USD	100.00%	100.00%
Patria Investments Cayman Ltd.	Holding	KY	USD	100.00%	100.00%
Patria Investments Chile SpA	Advisory, investor relations & marketing	CH	CLP	100.00%	100.00%
Patria Investments Hong Kong, Ltd.	Investor relations, marketing & administration	HK	HKD	100.00%	100.00%
Platam Investments Brazil Ltda.	Asset management & administration	BR	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

PI General Partner V Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PPE General Partner VII, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI Renewables General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Latam Growth Management Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria SPAC LLC		Holding & SPAC Sponsor	KY	USD	100.00%	100.00%
Patria Latin American Opportunity Acquisition Corp.	(a)	SPAC	KY	USD	100.00%	100.00%
Moneda Asset Management SpA (“MAM I”)		Holding	CH	CLP	100.00%	100.00%
Moneda Corredores de Bolsa Limitada (“MCB”)		Broker	CH	CLP	100.00%	100.00%
Moneda S.A. Administradora General De Fondos		Asset management	CH	CLP	100.00%	100.00%
Moneda II SpA (“MAM II”)		Holding	CH	USD	100.00%	100.00%
Moneda International Inc.		Investment fund manager	BV	USD	100.00%	100.00%
Moneda USA Inc.		Advisory	US	USD	100.00%	100.00%
Patria KMP Cayman I		Holding	KY	USD	100.00%	100.00%
VBI Real Estate Gestão de Carteiras S.A. (“VBI”)	(b)	Asset management	BR	BRL	50.00%	50.00%
VBI Administração Fiduciaria e Gestão Ltda		Administration	BR	BRL	50.00%	50.00%
BREOF Partners Ltda		Holding	BR	BRL	50.00%	50.00%
VBI ND Empreendimentos Imobiliários Ltda		Dormant	BR	BRL	—	50.00%
VBI ND II Empreendimentos Imobiliários Ltda		Dormant	BR	BRL	50.00%	50.00%
VBI Data Center Empreendimentos Imobiliários Ltda		Dormant	BR	BRL	50.00%	50.00%
Igah Partners LLC	(c)	Asset management	US	USD	100.00%	100.00%
e.Bricks Ventures III GP, LLC		Investment fund manager	US	USD	100.00%	100.00%
Igah Carry Holding Ltd		Carry vehicle	KY	USD	100.00%	100.00%
PEVC General Partner IV, Ltd.		Holding	KY	USD	100.00%	100.00%
Patria Real Estate Latam S.A.S	(b)	Holding	UY	USD	100.00%	100.00%
Patria Private Equity Latam S.A.S	(d)	Holding	UY	USD	100.00%	—
Patria Fund Advisor Ltd.	(d)	Dormant	KY	USD	100.00%	—
PPE Fund VII, SLP, LP	(d)	Carry vehicle	KY	USD	100.00%	—

"USD" United States dollars, "BRL" Brazilian Real, "GBP" Pound Sterling, "CLP" Chilean peso, "COP" Colombian peso, "HKD" Hong Kong dollar

"KY" Cayman Islands, "BR" Brazil, "CO" Colombia, "CH" Chile, "UK" United Kingdom, "US" United States, “BV” British Virgin Islands

(a)	Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”): a special purpose acquisition company incorporated in the Cayman Island and sponsored by Patria SPAC LLC for the purpose of effecting a business combination with one or more businesses with a focus in Latin America. On March 14, 2022, PLAO, announced the closing of its IPO. The registration statement on Form S-1 relating to the securities referred to therein and subsequently amended has been filed with the Securities and Exchange Commission (“SEC”) and declared effective on March 9, 2022.

The IPO included issuance of 23,000,000 units (“the Units”), including the exercise in full by the underwriters to purchase an additional 3,000,000 Units to cover over-allotments, at a price of US$10.00 per unit. Each Unit consists of one Class A ordinary share of PLAO, par value $0.0001 per share (the “SPAC Class A Ordinary Shares”), and one-half of one redeemable warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to purchase one SPAC Class A Ordinary Share for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds from the issuance of US$ 230,000,000.

SPAC Class A Ordinary Shares are classified as a liability in accordance with IAS32 per IFRS and based on the terms of the issuance that permits redemption by holders of SPAC Class A Ordinary Shares.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Holders of the SPAC Class A Ordinary Shares and holders of the SPAC Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of PLAO’s shareholders, except when not permitted by law or stock exchange rule; provided that only holders of the SPAC Class B Ordinary Shares shall have the right to vote on the appointment and removal of PLAO’s directors prior to the initial business combination or continuing PLAO in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents of PLAO or to adopt new constitutional documents of PLAO, in each case, as a result of PLAO approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands).

Restrictions on the Group’s ability to access or use assets and settle liabilities are included in notes 12(a) and 20(c).

As of March 31, 2023, the Group has not selected any business combination target for PLAO. The expectation is to complete a business combination as soon as the Group identifies a target company. Should PLAO not complete the initial business combination within 15 months from the closing of PLAO’s IPO (or up to 21 months if extended in accordance with the terms described in PLAO’s final prospectus or beyond this period if approved by way of special resolution by PLAO’s shareholders), the SPAC Class A Ordinary Shares will be redeemed from the proceeds held in the trust account, as disclosed in note 12(a).

Refer to note 32 for events after the reporting period, extending the period that PLAO can complete a business combination.

(b)	In March 2023, the Group restructured its VBI holding, contributing the interest held by Patria Investments Limited in VBI to Patria Real Estate Latam S.A.S. There was no change in control and total interest held by the Group in VBI.

(c)	Igah Partners LLC (“Igah Ventures”): a subsidiary of the Group acquired through a business combination and serves as manager of venture capital related funds. Additionally, PEVC I General Partner IV, Ltd (“Igah IV”) was also acquired.

Igah Ventures and Igah IV. are collectively referred to as “Igah”

(d)	Newly incorporated subsidiaries without assets, liabilities or operations.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

6	Cash and cash equivalents

	March 31, 2023	December 31, 2022
Cash at bank and on hand	22,596	21,372
Short-term deposits (a)	5,788	3,379
Shares of mutual funds (a)	2,369	1,768
Cash and cash equivalents	30,753	26,519

(a)	Short-term deposits and shares of mutual funds are cash equivalents held for the purposes of meeting short-term cash commitments with maturities of three months or less from the date of acquisition and subject to insignificant risk of changes in value.

7	Client funds on deposit and client funds payable

	March 31, 2023	December 31, 2022
Client funds on deposit	16,826	22,490
Other receivables from clients (a)	3,136	1,149
Client funds on deposit and other receivables	19,962	23,639

	March 31, 2023	December 31, 2022
Client funds payable (a)	19,962	23,639
Client funds payable	19,962	23,639

(a)	Other receivables from clients and client funds payable are unsettled trades from brokerage activities for client transactions that are entered into and recorded on the date of the transaction. The value of the client trades is payable or receivable until settlement of the transactions.

8	Accounts receivable

Amounts receivable from customers relate to management, incentive, performance fees, reimbursement of expenses from investment funds, and financial advisory services. The Group has not recorded write-offs or allowances for uncollectible accounts receivable for the periods presented.

The Group may renegotiate some trade receivables as needed based on estimated realization dates of investments funds. While this renegotiation does not have a material impact on the provision for loss, the Group continue to assess each individual receivable in accordance with the requirements of IFRS 9 to ensure that its credit risk assessment remains appropriate and up-to-date.

	March 31, 2023	December 31, 2022
Current (a)	138,416	125,405
Non-current (b)	16,275	6,254
Accounts receivable	154,691	131,659

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	An amount of US$ 23.8 million (Patria Private Equity Fund III and Patria Infrastructure Fund III) reflected under current balances is related to performance fees receivable determined in accordance with the investment funds’ offering documents, based on the expected value for which it is highly probable that a significant reversal will not subsequently occur. In addition, current balances include US$ 58.8 million renegotiated in the prior year related to past management fees due. All renegotiated balances are due by December 31, 2023 noting that the receipt date was renegotiated based on the estimated date of realization of the investment funds’ investments.

(b)	The non-current balances are performance fees receivable from Patria Infrastructure Fund III in a single installment in 2024 of $ 6.3 million. No interest is charged and the impact of the present value adjustment using the effective interest rate method at the date of initial recognition is not material. The remaining balance relates to a receivable from Patria Private Equity Fund V (“PE V”) as disclosed under long term investments per note 12 (b).

9	Project advances

	March 31, 2023	December 31, 2022
Current	5,610	5,693
Non-current	1,131	947
Project advances	6,741	6,640

Project advances represent recoverable advances relating to the development process of new investment funds or to the capture of non-capitalized investment funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Group and investors.

10	Other assets

	March 31, 2023	December 31, 2022
Advances to suppliers	895	—
Advances to employees	2,522	2,585
Prepaid expenses (a)	4,390	3,806
Other current assets	342	462
Other current assets	8,149	6,853

Prepaid expenses (a)	129	95
Deposit/guarantee on lease agreements (b)	1,913	1,782
Other non-current assets	286	71
Other non-current assets	2,328	1,948

(a)	Prepaid expenses are composed mainly of IT services paid in advance, such as renewal of licenses and technical support services. These items will be recorded as general and administrative expenses in the period they are related to.

(b)	Deposits and guarantees on lease agreements are subject to reimbursement at the end of the lease contract period. Interest is not charged on these deposits.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

11	Recoverable Taxes

	March 31, 2023	December 31, 2022
Income tax recoverable	5,747	5,259
Other recoverable taxes	268	413
Recoverable Taxes	6,015	5,672

Recoverable taxes consist mainly of income taxes charged in Brazil and Chile and paid in advance.

12	Investments

a.	Short-term investments

	March 31, 2023	December 31, 2022
Securities (a)	10,509	45,544
Investments held in trust account (b)	242,882	240,311
Short-term investments	253,391	285,855

(a)	Securities are liquid investment funds, with portfolios made of term deposits, equities, government bonds, and other short-term liquid securities.

(b)	Investments held in trust account are investments received through the IPO transaction of PLAO. These funds are restricted and may only be used for purposes of completing an initial business combination or redemption of public shares. These securities are classified and accounted for as Fair Value Through Profit or Loss (“FVTPL”). The investments held in the trust account are comprised of U.S. government securities.

b.	Long-term investments

	March 31, 2023	December 31, 2022

Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia (a)	18,118	14,777
Lavoro Agro Limited (b)	13,657	—
KMP Growth Fund II (Cayman), LP (“KMP Growth Fund II”) (c)	8,733	9,463
Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (d)	4,375	4,427
Patria Infra Energia Core FIP EM Infraestrutura	4,142	4,184
Nala Fundo De Investimento Multimercado	3,653	—
Other investments	2,219	2,406
Long-term investments	54,897	35,257

Investments in securities are expected to be maintained until the investment funds' respective termination dates and are measured at FVTPL. As of March 31, 2023, the Group's ownership interest in each of these investments (excluding interest owned indirectly through investment funds in note (a) and (c) below) range from 0.00006% to 12.2% (December 31, 2022: 0.00006% to 13.2%).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia is a fully owned investment fund that solely includes a late-stage venture capital investment as part of the Group’s growth equity strategy. As of March 31, 2023, an investment interest of 22.1% (December 31, 2022: 22.1%) is owned in Startse Informações e Sistemas S/A (“Startse”), an entity in Brazil providing an education platform and a crowdfunding platform for startups. The Group elected to measure the investment at fair value through profit or loss in accordance with IFRS 9.

(b)	The Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund PE V in Lavoro Agro Limited (“Lavoro”) at a price of $3.50 per share for a total investment of approximately US$ 8.2 million. The Group subsequently transferred the respective shares to the investment fund, recognizing a related receivable. Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, TPB Acquisition Corporation I. The investment fund subsequently distributed these shares to the Group to settle the related receivable and a portion of performance fees (total fair value of US$ 23.7 million representing US$ 8.2 million for settlement of the receivable and US$ 15.5 million in performance fees). The investment fund also agreed to cover the spread between US$ 3.50 and US$ 10 per share on the future sale of the shares by the Group. The Group has recorded a receivable from the investment fund amounting to US$ 10 million for the commitment to cover the spread.

(c)	The Group has committed 64% of the capital of KMP Growth Fund II. As of March 31, 2023, KMP Growth Fund II held a 10% interest in one portfolio company (December 31, 2022: 10%), Dr. Consulta Clinica Medica Ltda., a Brazil-based healthcare technology company.

(d)	An investment is held in Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (12.2% of the net asset value as of March 31, 2023 and 13.2% as of December 31, 2022), a trust invested in securities related to agribusiness production chains in Brazil, such as agribusiness receivables, real estate receivables backed by credits from agribusiness production chains and liquidity assets within the agribusiness.

(e)	Following is the breakdown of long-term investments by region:

	March 31, 2023	December 31, 2022

Brazil	53,346	33,490
Other	1,551	1,767
Balance	54,897	35,257

Single investments held through investment funds are allocated in accordance with the country of incorporation of underlying investments

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

c.	Investments in associates

Set out below are the entities of the Group as of March 31, 2023 and December 31, 2022. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held – there being no change in interest held since acquisition.

	December 31, 2022	Changes in Equity	Equity in earnings	Other comprehensive income	March 31, 2023
Equity-accounted method
Investment in associates (a)	7,977	350	(597)	91	7,821

Share of equity-accounted earnings
	Three month period ended March 31,
	2023	2022
Brand amortization*	(9)	—
Non-contractual customer relationships amortization*	(571)	—
Share of profits or (losses) from associates	(17)	—
Total	(597)	—

*Amortization on identifiable intangible assets acquired from investments with significant influence are included in share of equity-accounted earnings in the unaudited condensed consolidated income statement.

(a)	Associates are composed of

i.	Kamaroopin Gestora de Recursos Ltda. incorporated in Brazil - 40% of the total and voting capital on March 31, 2023 and December 31, 2022; and

ii.	Hanuman GP Cayman, LLC incorporated in the Cayman Islands (formerly Hanuman GP, LLC) - 40% of the total and voting capital on March 31, 2023 and December 31, 2022.

Collectively referred to as “Kamaroopin” are a private markets investment group. Kamaroopin was created in 2018 and currently manages four invested portfolio companies where it partners with entrepreneurs as an investor operator to drive growth.

iii.	Uliving Holding S.A. incorporated in Brazil (38% of the total and voting capital as of March 31, 2023 and 36.7% as of December 31, 2022) represents investments in associates of VBI and its main economic activity is holdings of non-financial institutions.

(b)	No impairment losses on goodwill have been recognized in the current period in respect of goodwill on investments in associates. The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired. Key assumptions to determine the fair value of goodwill include discounted cash flow calculations based on current and past performance forecasts. There were no changes to assumptions between acquisition and reporting date.

(c)	Non-contractual customer relationships and brands refer to client relationships and the brand of Kamaroopin, expected to be amortized on a straight-line basis over an average of 2 and 5 years respectively.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

d.	Derivative financial instruments

The fair value of derivative financial instruments, comprised of forwards, warrants and options is determined in accordance with the following criteria:

•	Forward exchange contracts – at the market quotation value and the installments receivable or payable are prefixed to a future date, adjusted to present value based on market rates.

•	Options – option contracts provide the purchaser the right to buy the instrument at a pre-determined base price at a future date.

•	Warrants – the warrant liabilities issued by PLAO contain features that qualify as embedded derivatives. The fair value has been measured based on the listed market price of such warrants.

Forward exchange contracts

The Group has entered into forward exchange contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non-Deliverable Forward (“NDF”) contracts. Details of the forward exchange contract are included below:

Forward exchange contract	USD/BRL
Notional (USD)	USD$ 3.5 million
Expiry	May 8, 2023

VBI – option arrangements

The business combination with VBI includes a call and put option arrangement (collectively “VBI Option arrangements”) with the non-controlling interest shareholders, exercisable at specified future dates and linked to the second stage of the business combination. The original VBI shareholders granted to the Group a call option arrangement (“VBI call option”) which includes the right for the potential acquisition of the remaining non-controlling interest of VBI. The exercise price will be equal to a pre-determined formula based on the value of VBI’s fee earning assets under management (“AUM”) on the exercise date and adjusted for interest.

The Group has no obligation to exercise the VBI call option and can exercise at its discretion in accordance with the VBI call option exercise dates (see below) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 50% of the total value).

In addition, the Group granted a put option arrangement (“VBI put option”) to the non-controlling shareholders of VBI that is linked to the second stage of the business combination. It is exercisable at specified future dates (see below) at the discretion of the non-controlling shareholders and upon expiry of the VBI call option mentioned above. The financial implications of the VBI put option are disclosed under note 20 (d) recognized at the present value of the expected redemption amount payable.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The maturity profile of the VBI Option arrangements is detailed below:

-	The VBI call option shall only be exercisable between the second anniversary of the acquisition closing date (inclusive) and the third anniversary date of the acquisition closing date (inclusive).

-	The VBI put option shall only be exercisable between the first business day after the third anniversary of the closing date (inclusive) and the fourth anniversary of the closing date (inclusive).

The non-controlling shareholders currently have all the economic benefits associated with ownership of shares representing non-controlling interest.

The fair value of the VBI Option arrangements is included as part of the consideration of the business combination and the VBI put option is accounted as a financial liability recognized initially at the present value of the redemption amount payable on exercise of the VBI put option by non-controlling shareholders and subsequently measured in accordance with IFRS 9 (Note 20(d)) at amortized cost.

The Group used the Monte Carlo model to estimate the fair value associated with the VBI Option arrangements at acquisition date. The Group recognized a financial asset amounting to US$ 6.1 million at acquisition date, based on the projected AUM of VBI during periods when the VBI Option arrangements can be exercised.

Igah IV – option arrangements

The business combination with Igah IV, includes a call and put option arrangement (collectively “Igah Option arrangements”) with the selling shareholders, exercisable at specified future dates and linked to acquiring the remaining interest in Igah IV The selling shareholders of Igah IV granted to the Group a call option arrangement (“Igah call option”) which includes the right for the potential acquisition of the remaining interest of Igah IV. The exercise price will be equal to a pre-determined formula based on the value of Igah IV’s fundraising activity until the investments fund’s final closing and firm commitments on the exercise date and adjusted for interest and dividends. From the acquisition date, the selling shareholders of Igah IV are entitled to any dividends from the Company’s Class A common shares that the selling shareholders will receive in connection with the settlement of the Igah Option arrangements

The Group has no obligation to exercise the Igah call option and can exercise at its discretion in accordance with the Igah call option exercise dates (see below) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 65% of the total value).

In addition, the Group granted a put option arrangement (“Igah put option”) to the selling shareholders of Igah IV. It is exercisable on the same terms and method of settlement as the Igah call option at specified future dates (see below) at the discretion of selling shareholders and upon expiry of the Igah call option mentioned above. The financial implications of the Igah put option are disclosed under note 20 (d) recognized at the present value of the expected redemption amount payable.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The maturity profile of the Group’s Igah Option arrangements is detailed below:

-	The Igah call option shall only be exercisable between the acquisition date (inclusive) and the fifth anniversary date of the acquisition closing date (inclusive).

-	The Igah put option shall only be exercisable up to 2 months after the expiry of the Igah call option (inclusive).

The Group applied the anticipated method of acquisition to recognize Igah IV in accordance with IFRS 10, since, in substance, the Group acquired control of Igah IV, as it will act as a principal in the management of the investment funds, hold decision making rights that provide the Group with the current ability to direct the relevant activities of Igah IV and exposure to the majority of variable compensation arising from Igah IV’s activities.

The present value on acquisition date of the redemption amounts payable on exercise of the Igah put option is included as part of the consideration of the business combination and accounted for as a financial liability. The financial liability is subsequently measured in accordance with IFRS 9 (Note 20(d)) at amortized cost. The Igah call option is ignored and not accounted for in accordance with IFRS 9 since, as described above, in substance, the Group effectively acquired this interest on the acquisition date.

SPAC – warrant liabilities

On March 14, 2022 PLAO concluded its IPO of 23,000,000 Units including the issuance of 3,000,000 Units as a result of the underwriter’s exercise in full of its over-allotment option. Each Unit consists of one SPAC Class A Ordinary Share, par value $0.0001 per share, and one-half of one redeemable warrant of PLAO (each whole warrant, a “Warrant”). The Units were sold at a price of $10.00 per Unit, generating gross proceeds to PLAO of $230,000,000. Additionally, the Units will automatically separate into their component parts and will not be traded after completion of the initial business combination.

Each whole Warrant entitles the holder thereof to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. The Warrants will become exercisable 30 days after the completion of the initial business combination and will expire five years after the completion of the initial business combination or earlier upon redemption or liquidation. On the exercise of any Warrant, the Warrant exercise price will be paid directly to the SPAC and not placed in the trust account.

The Group recognizes the Warrants as financial liabilities at fair value and remeasures the Warrants at fair value at each reporting period, and any change in fair value is recognized in the Group’s Condensed Consolidated Income Statement. The fair value has been measured based on the listed market price of such Warrants. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Group expects to be zero.

The SPAC Class A Ordinary Shares and Warrants comprising the Units began separate trading on the 52nd day following the date of PLAO’s IPO. As of March 31, 2023 and December 31, 2022, 11,500,000 Warrants were in issue by PLAO.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Redemption of Warrants when the price per SPAC Class A Ordinary Share equals or exceeds $18.00: Once the Warrants become exercisable, PLAO may redeem the outstanding Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•	if, and only if, the last reported sale price of SPAC Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which PLAO sends the notice of redemption to the Warrant holders.

PLAO will not redeem the Warrants as described above unless an effective registration statement under the Securities Act covering the SPAC Class A Ordinary Shares issuable upon exercise of the Warrants is effective and a current prospectus relating to those SPAC Class A Ordinary Shares is available throughout the 30-day redemption period. Any such exercise would not be on a cashless basis and would require the exercising warrant holder to pay the exercise price for each Warrant being exercised.

Redemption of Warrants when the price per SPAC Class A Ordinary Share equals or exceeds $10.00:  Once the Warrants become exercisable, PLAO may redeem the outstanding Warrants:

•	in whole and not in part;

•	at a price of $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table set forth in the warrant agreement based on the redemption date and the “redemption fair market value” of SPAC Class A Ordinary Shares (as defined below) except as otherwise described in the warrant agreement;

•	if, and only if, the closing price of SPAC Class A Ordinary Shares equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•	if the closing price of the SPAC Class A Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted).

Solely for the purposes of this redemption provision, the “redemption fair market value” of the SPAC Class A Ordinary Shares shall mean the volume weighted average price of the SPAC Class A Ordinary Shares for the ten (10) trading days immediately following the date on which notice of redemption is sent to the holders of Warrants.

No fractional SPAC Class A Ordinary Shares will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, PLAO will round down to the nearest whole number of the number of SPAC Class A Ordinary Shares to be issued to the holder.

Below is the composition of the derivative financial instrument portfolio (assets and liabilities) by type of instrument, notional value (representing the exercise price in US Dollars as of reporting date if all financial instruments are exercised) fair value, and maturity as of March 31, 2023.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	March 31, 2023
Derivative financial instruments	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Over 12 months
Assets
VBI Call option	89,041	7,258	100	—	—	7,258
Total	89,041	7,258	100	—	—	7,258

Liabilities
Warrants (i)	132,250	1,015	94	—	1,015	—
Forward exchange contracts	3,540	68	6	68	—	—
Total	135,790	1,083	100	68	1,015	—

	December 31, 2022
Derivative financial instruments	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Over 12 months
Assets
VBI Call option	86,698	6,322	100	—	—	6,322
Total	86,698	6,322	100	—	—	6,322

Liabilities
Warrants (i)	132,250	1,011	96	—	1,011	—
Forward exchange contracts	4,210	42	4	42	—	—
Total	135,790	1,053	100	42	1,011	—

i.	Upon completion of the pending SPAC business combination, the notional value attributed to the Group’s warrants will be reallocated to the new entity. The exercise of these warrants may subsequently yield proceeds to the new entity in exchange for shares in the new entity. The Group’s stake in the new entity will be contingent on the finalized post-combination structure.

13	Property and equipment

Changes in cost	Three-month period ended March 31, 2023
	Opening balance	Additions	Disposals	CTA(*)	Closing balance

Furniture and fixtures	1,734	84	(3)	75	1,890
Building improvements	11,259	—	(183)	418	11,494
Office equipment	5,354	113	(145)	183	5,505
Right-of-use assets (a)	18,122	690	—	716	19,528

Total - Cost of fixed assets	36,469	887	(331)	1,392	38,417

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in accumulated depreciation	Three-month period ended March 31, 2023
	Opening balance	Additions	Disposals	CTA(*)	Closing balance

(-) Furniture and fixtures	(1,161)	(30)	2	(57)	(1,246)
(-) Building improvements	(4,516)	(231)	176	(261)	(4,832)
(-) Office equipment	(3,332)	(169)	142	(136)	(3,495)
(-) Right-of-use assets (a)	(2,833)	(667)	—	(146)	(3,646)

Total - Accumulated depreciation	(11,842)	(1,097)	320	(600)	(13,219)
Property and equipment, net	24,627	(210)	(11)	792	25,198

Changes in cost	Three-month period ended March 31, 2022
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

Furniture and fixtures	1,434	126	—	—	155	1,715
Building improvements	7,460	995	—	—	744	9,199
Office equipment	3,561	204	—	—	411	4,176
Right-of-use assets (a)	12,624	1,516	(774)	—	1,126	14,492

Total - Cost of fixed assets	25,079	2,841	(774)	—	2,436	29,582

Changes in accumulated depreciation	Three-month period ended March 31, 2022
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

(-) Furniture and fixtures	(919)	(39)	—	—	(114)	(1,072)
(-) Building improvements	(3,559)	(172)	—	—	(429)	(4,160)
(-) Office equipment	(2,724)	(76)	—	—	(357)	(3,157)
(-) Right-of-use assets (a)	(4,469)	(493)	221	—	(620)	(5,361)

Total - Accumulated depreciation	(11,671)	(780)	221	—	(1,520)	(13,750)
Property and equipment, net	13,408	2,061	(553)	—	916	15,832

(*) CTA – Cumulative translation adjustment

As of March 31, 2023 and December 31, 2022 there was no indication that any of these assets were impaired.

(a)	The Group is a lessee in lease agreements for which the underlying assets are the office spaces located in different jurisdictions (refer to note 20 (a)).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Following is the breakdown of the total Property and equipment assets by region:

	March 31, 2023	December 31, 2022

Brazil	8,980	8,580
Cayman Islands	1,326	1,350
Chile	8,298	7,933
United Kingdom	2,025	2,071
United States of America	3,925	3,995
Other	644	698
Balance	25,198	24,627

Property and equipment assets are allocated based on where the assets are located, and include leasehold improvements, and right-of-use lease assets.

14	Intangible assets and goodwill

Changes in costs			Three-month period ended March 31, 2023
	Opening			Acquisition of		Closing
	balance	Additions	Disposals	subsidiaries	CTA(*)	Balance

Placement agents (a)	42,148	—	(3,308)	—	179	39,019
Contractual rights (b)	44,156	—	—	—	—	44,156
Non-contractual customer relationships (c)	110,591	—	—	—	4,117	114,708
Software	3,515	554	—	—	158	4,227
Brands (c)	19,075	—	—	—	754	19,829
Goodwill (d)	276,819	—	—	4,421	6,534	287,774

Total - Cost of intangible assets	496,304	554	(3,308)	4,421	11,742	509,713

Changes in accumulated amortization	Three-month period ended March 31, 2023
	Opening			Acquisition of		Closing
	balance	Additions	Disposals	subsidiaries	CTA(*)	Balance

(-) Placement agents (a)	(32,503)	(451)	3,308	—	(36)	(29,682)
(-) Contractual rights (b)	(36,577)	(632)	—	—	—	(37,209)
(-) Non-contractual customer relationships (c)	(10,653)	(2,789)	—	—	(512)	(13,954)
(-) Software	(1,539)	(131)	—	—	(65)	(1,735)
(-) Brands (c)	(3,511)	(896)	—	—	(163)	(4,570)

Total - Accumulated amortization	(84,783)	(4,899)	3,308	—	(776)	(87,150)

Intangible assets, net	411,521	(4,345)	—	4,421	10,966	422,563

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in costs	Three-month period ended March 31, 2022
	Opening			Closing
	balance	Additions	CTA(*)	balance

Placement agents (a)	36,804	—	222	37,026
Contractual rights (b)	44,156	—	—	44,156
Non-contractual customer relationships (c)	84,705	—	4,143	88,848
Software	1,848	80	230	2,158
Brands (d)	15,428	—	773	16,201
Goodwill (e)	242,891	—	6,727	249,618

Total - Cost of intangible assets	425,832	80	12,095	438,007

Changes in accumulated amortization	Three-month period ended March 31, 2022
	Opening			Closing
	balance	Additions	CTA(*)	Balance

(-) Placement agents (a)	(30,996)	(451)	(174)	(31,621)
(-) Contractual rights (b)	(34,051)	(631)	—	(34,682)
(-) Non-contractual customer relationships (c)	(785)	(2,458)	(57)	(3,300)
(-) Software	(839)	(76)	(121)	(1,036)
(-) Brands (d)	(253)	(792)	(17)	(1,062)

Total - Accumulated amortization	(66,924)	(4,408)	(369)	(71,701)

Intangible assets, net	358,908	(4,328)	11,726	366,306

As of March 31, 2023 and 2022, there was no impairment indication for any of these assets.

(a)	Placement agents refer to amounts capitalized relating to agreements with investment placement agents relating to fundraising. These assets are amortized based on the estimated duration of the respective investment funds. In case of an early liquidation of an investment fund, the amortization period is also adjusted.

The remaining balance, as of March 31, 2023, is expected to be amortized as shown below:

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total
Placement agent fees	1,432	1,636	1,519	725	725	707	702	702	702	487	9,337

(b)	Contractual rights refer to the management of the Infrastructure GP II, Ltd. and Infrastructure III SLP, Ltd. investment funds. These rights were recorded as a result of the acquisition of control of the P2 Group on December 25, 2015 from Promon International Inc. The purchase agreement includes contingent consideration that will be paid to Promon International Inc. based on the performance of P2 Brasil Private Infrastructure General Partner II Ltd., expected to be settled only if the performance criteria is achieved. As of the date of these financial statements, no amounts were due relating to these agreements. These intangible assets were recorded based on their respective fair values using estimates of expected future earnings on the acquisition date.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)	Non-contractual customer relationships refer to client relationships of Moneda, VBI and Igah, acquired for the benefit of the Group through rendering of ordinary business activities by the acquired entities. VBI customer relationships have a longer expected amortization period based on the nature of the capital structure of the underlying investment funds consisting of permanent capital. Brands refer to Moneda and VBI brands acquired through business combination. The table below includes the amortization period:

Intangible asset	Amortization period
	Moneda	VBI	Igah
Non-contractual customer relationships	9 years	29 years	5 years
Brands	5 years	8 years	-

(d)	The goodwill recognized on the acquisition of Moneda, VBI and Igah are not deductible for tax purposes and until (i) there is a merger with the acquired company and remains unrecognized unless (ii) the acquired companies are able to generate sufficient taxable income after merger to utilize any tax benefit and (iii) considering the impact from local tax laws and regulations in the countries that the acquired companies operate in after merger.

All goodwill recognized during 2022 relates to business combination transactions of which the recoverable amount of acquired entities based on value in use. Key assumptions to determine the value-in-use includes discounted cash flow calculations based on current and past performance forecasts and considering current market indicators listed below for the respective countries in which the entities operate.

The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2022. As of March 31, 2023, there were no indicators of a potential impairment of goodwill.

There were no changes to assumptions between acquisition dates for VBI (July 1, 2022), Igah (November 30, 2022) and most recent impairment test for Moneda (December 31, 2022) and March 31, 2023. The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired. No impairment losses on goodwill have been recognized in the current and prior year based on determining recoverable amount based on value-in-use.

During the period ended March 31, 2023, the provisional purchase price allocation for the acquisition of VBI and Igah was updated during the measurement period. As a result of adjustments made to the purchase consideration to the fair value of preference dividends payable and the fair value of Igah Option arrangements, the carrying amount of goodwill was increased (as disclosed in note 29).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Goodwill from acquisitions of subsidiaries are composed of the following during the three-month period ending March 31, 2023:

March 31, 2023

VBI	1,966
Igah	2,455
Balance	4,421

In addition, goodwill was recorded from the acquisition of Kamaroopin. The details of that goodwill intangible assets and the inputs used to value it is discussed in note 12(c). This goodwill is component of the carrying value of Kamaroopin and disclosed as Investments in associates on the Condensed Consolidated Statement of Financial Position.

(e)	The following reflects the composition of goodwill included in intangible assets allocated per acquisition

	March 31, 2023	December 31, 2022

Moneda	248,616	242,508
VBI	18,152	15,760
Igah	21,006	18,551
Balance	287,774	276,819

(f)	The following is the breakdown of intangible assets by region:

	March 31, 2023	December 31, 2022

Brazil*	46,564	43,762
Cayman Islands	224,618	224,486
Chile **	140,667	132,520
United States of America	10,708	10,747
Other	6	6
Balance	422,563	411,521

Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, we consider that the location of the intangibles is best reflected by the location of the manager of those assets.

* Goodwill and fair value adjustments to assets and liabilities allocated to Brazil includes the impact from business combination with VBI.

** Goodwill and fair value adjustments to assets and liabilities allocated to Chile includes the impact from Moneda for acquisition of MAM I.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

15	Personnel and related taxes payable

	March 31, 2023	December 31, 2022
Personnel and related taxes	2,112	3,280
Accrued vacation and related charges	2,884	2,563
Employee profit sharing (a)	4,056	20,321
Officers’ fund (note 31 (b))	912	912
Personnel and related taxes payable - current liabilities	9,964	27,076

Officers’ fund (note 31 (b))	394	350
Strategic bonus (b)	1,844	1,374
Personnel - non-current liabilities	2,238	1,724

(a)	The Group recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the condensed Consolidated Income Statement. The balance on December 31, 2022 of US$ 20,321 was fully settled by February 28, 2023.

(b)	The Group delivers a long-term bonus (the “Strategic bonus”) for a group of its employees in exchange for long terms of service for 5 years. Moneda is responsible for the operation and settlement of the Strategic bonus with the objective to retain key or strategic employees and provide alignment between employees and clients with settlement expected in 2026.

16	Taxes payable

	March 31, 2023	December 31, 2022
Taxes on revenues	662	275
Income taxes	273	445
Other taxes payable	172	158
Taxes payable	1,107	878

17	Other liabilities

	March 31, 2023	December 31, 2022

Suppliers	5,102	3,256
Lease liabilities (a)	2,622	2,243
Unearned revenue (b)	30,181	—
Dividends payable (c)	3,130	2,085
Other current liabilities	1,124	68
Other current liabilities	42,159	7,652

Lease liabilities (a)	14,226	13,851
Other non-current liabilities	81	283
Other non-current liabilities	14,307	14,134

(a)	The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in Grand Cayman, London, New York, Montevideo, Santiago and São Paulo as disclosed in note 20.

(b)	Unearned revenues relate to management fees of the funds located in the Cayman Islands already billed but services are expected to be rendered from April through June 2023.

(c)	Dividends payable to the previous owners of VBI prior to acquisition by the Group that remain payable on March 31, 2023.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

18	Deferred taxes

		(Charged)/credited				(Charged)/credited
Deferred tax assets	December 31, 2021	to profit or loss	directly to equity / CTA	March 31,2022	December 31, 2022	to profit or loss	directly to equity / CTA	March 31,2023

Employee profit sharing provision and other personnel accruals (a)	3,998	(2,551)	376	1,823	4,769	(2,144)	138	2,763
Deferred tax on intangible assets from business combination	—	—	—	—	776	229	27	1,032
Business combination – earnout	—	—	—	—	191	101	8	300
Tax losses	—	—	—	—	75	(7)	6	74
Tax on Accrual for expenses	108	43	37	188	41	(20)	1	22
Tax depreciation of fixed assets	(275)	(74)	(24)	(373)	(558)	(33)	(52)	(643)
Deferred tax on performance fees - IFRS 15	(123)	—	(22)	(145)	(3,581)	(34)	(98)	(3,713)
Gain from bargain purchase	(158)	5	(13)	(166)	(142)	9	(11)	(144)
Impact of IFRS 16	(93)	22	(16)	(87)	176	(54)	4	126
Other	(11)	19	—	8	2	(3)	(12)	(13)

Net deferred tax assets	3,446	(2,536)	338	1,248	1,749	(1,956)	11	(196)

(a)	Deferred tax is calculated on temporary differences in the provision for employee profit-sharing.

19	Provisions and contingent liabilities

For the periods covered by these unaudited condensed consolidated financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (Provisions, Contingent Liabilities, and Contingent Assets) relating to any of the below matters.

Taxes

In 2017 and 2018, the Company's subsidiaries Patria Investimentos Ltda. ("PILTDA") and Patria Infraestrutura Gestão de Recursos Ltda. ("PINFRA"), became involved in administrative proceedings to defend the exemption of municipal tax over services ("ISS"). In 2019 Municipality of São Paulo obtained a favorable judgment; however, these administrative proceedings gave rise to judicial lawsuits, for which decisions are still pending. PINFRA was subsequently merged into PILTDA on September 30, 2020. As of March 31, 2023, management assisted by external legal counsel assessed the risk of loss relating to these lawsuits as possible and estimated the potential loss for PILTDA as US$ 2,774 (US$ 2,602 as of December 31, 2022) and for PINFRA as US$ 3,030 (US$ 2,842 as of December 31, 2022). As of March 22, 2022, PILTDA was notified of additional administrative proceedings related to the exemption of ISS between 2017 and 2019. Management, assisted by external legal counsel, assessed the risk of loss relating to these additional lawsuits as possible and evaluated the additional potential loss for PILTDA as of March 31, 2023 as 3,857 (US$ 3,623 as of December 31, 2022).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

During January 2020, PILTDA received infraction notices for an amount as of March 31, 2023 of approximately US$ 5,866 (US$ 5,578 as of December 31, 2022) related to taxes on gross revenue and an amount of approximately US$ 2,257 (US$ 2,148 as of December 31, 2022) related to labor taxes, for which external legal counsel assessed the risk of loss relating to these lawsuits as possible.

20	Commitments

The Group is subject to commitments which occur in the normal course of business. The Group plans to fund these commitments out of existing facilities and internally generated funds.

a.	Lease commitments

The lease commitments in which the Group is a lessee refer to the leasing of its office spaces located in Grand Cayman, London, Montevideo, New York, Santiago and São Paulo. The Condensed Consolidated Statement of Financial Position and the Condensed Consolidated Income Statement discloses the following amounts relating to leases:

Amounts recognized in the Condensed Consolidated Statement of Financial Position

	March 31, 2023	December 31, 2022
Right-of-use assets	19,528	18,122
(-) Depreciation of right-of-use assets	(3,646)	(2,833)
Right-of-use assets	15,882	15,289

Lease liabilities (other current liabilities)	2,622	2,243
Lease liabilities (other non-current liabilities)	14,226	13,851
Lease liabilities	16,848	16,094

Amounts recognized in the Condensed Consolidated Income Statement

	Three-month periods ended March 31,
	2023	2022
Depreciation of right-of-use assets	(667)	(493)
Interest on lease liabilities	(344)	(335)
Principal paid	(211)	(373)

Refer to note 30(d)(ii) liquidity risk disclosures for maturity analysis on lease contracts.

Refer to note 31 for disclosures on leases with a related party.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.	Consideration payable on acquisition

The following table reflects consideration payable from acquisition transactions. No cash settlements were made in the current period.

	March 31, 2023	December 31, 2022
Deferred consideration payable (a)	19,556	15,889
Consideration payable on acquisition – Igah (d)	4,772	4,771
Consideration payable on acquisition – VBI (c)	14,470	11,792
Consideration payable on acquisition - Kamaroopin (b)	1,850	735

Current liabilities – consideration payable on acquisition	40,648	33,187

Contingent consideration payable on acquisition – Moneda (note 30(b)(i))	13,312	12,891
Deferred consideration payable (a)	13,037	10,592
Contingent consideration payable on acquisition – VBI (note 30(b)(ii))	9,621	9,072
Consideration payable on acquisition - Kamaroopin (b)	—	859

Non-current liabilities – consideration payable on acquisition	35,970	33,414

(a)	The Moneda business combination transaction included US$ 58.7 million expected to be paid to Moneda’s former partners who are currently employees of the Group. The amount to be paid in exchange for their services is subject to a time vesting period, with two equal installments due on December 1, 2023 and December 1, 2024 respectively. This expense is recognized as a compensation expense as the employees render services. For the three-month periods ended March 31, 2023 and 2022, US$ 6.1 million was recognized as an expense in the Group’s Consolidated Income Statement. Refer to note 32 for events after the reporting period.

(b)	Consideration payable for the acquisition of Kamaroopin will be paid in the next 12 months.

(c)	The consideration payable to VBI is indexed to interbank interest rates (CDI) in Brazil as per the terms of the acquisition agreement. The liability includes the second installment payable to selling shareholder of VBI and a preferred dividend payable to the preferred shareholders of VBI, determined in accordance with the terms of the acquisition agreement.

(d)	Consideration payable for the acquisition of Igah per terms of the purchase agreement consisting of equity consideration in common shares and preferred dividends payable.

c.	SPAC commitments

The holders of SPAC Class A Ordinary Shares of PLAO have the right to redeem their shares in cash at the earliest of (i) upon the completion of PLAO’s initial business combination or (ii) 15 months or up to 21 months (if extended) from the closing of the IPO transaction.

The Group accounts for the SPAC Class A Ordinary Shares subject to redemption as a financial liability measured at amortized cost which as of March 31, 2023 was US$ 240.1 million (December 31, 2022: US$ 234.1 million). The instrument was initially recognized at fair value, net of the corresponding eligible transaction costs. The warrant component issued to the shareholders of PLAO is separately accounted for as derivatives and measured at fair value with the change in fair value recorded in the statement of income.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are directly related to the SPAC’s IPO. Upon the completion of the IPO, the offering costs were allocated using the relative fair values of the SPAC’s Class A Ordinary Shares and its Warrants. The costs allocated to Warrants were recognized in other expenses and those related to the SPAC’s Class A Ordinary Shares were charged against the carrying value of SPAC’s Class A Ordinary Shares. Deferred share issuance expenses for the three-month period ending March 31, 2023 amounted to US$ 3.3 million (US$ 0.3 for the three-month period ending March 31, 2022) in other offering costs which were expensed.

The SPAC is subject to laws and regulations enacted by national, regional and local governments. In particular, it is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on the business, including the ability to negotiate and complete an initial business combination, and results of operations.

Movements during the period on the Group’s commitment subject to possible redemption are detailed below:

Commitment subject to possible redemption
Balance at December 31, 2021	—
Commitment subject to possible redemption raised	220,458
IPO expenses - SPAC	10,325
Interest earned on trust account	3,362
Balance at December 31, 2022	234,145
Amortization of SPAC IPO initial cost	3,343
Interest earned on trust account	2,570
Balance at March 31, 2023	240,058

d.	Gross obligation under put option

i.	VBI –Option arrangements

The business combination with VBI (as disclosed in notes 12(d)), included VBI Option arrangements with the non-controlling shareholders, exercisable at specified future dates.

The measurement of the put option liability is based on the expected gross redemption amount payable from exercising the VBI Option arrangements and discounting to the present value on acquisition date. The fair value of the underlying business is calculated using a discounted cash flow analysis based on the relevant Group’s subsidiary budgeted cash flows and forecasts. The estimate takes into consideration the projected AUM of VBI during periods when the VBI Option arrangements can be exercised. Accordingly, the measurement of the put option liability is subject to significant estimation uncertainty.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Other assumptions contained in the discounted cash flow analysis used by the Group when determining the gross obligation under a put option liability is closely linked to the broader market expectations in the real estate industry and the budgeted cash flows and forecasts of the entities acquired. The financial liability is recorded at amortized cost after recognition.

ii.	Igah IV –Option arrangements

The business combination with Igah IV (as disclosed in notes 12(d)), included Igah Option arrangements with the selling shareholders of Igah IV, exercisable at specified future dates.

The measurement of the put option liability is based on the expected gross redemption amount payable from exercising the Igah Option arrangements and discounting to the present value on acquisition date. The fair value of the underlying business is calculated using a discounted cash flow analysis based on the relevant Group’s subsidiary budgeted cash flows and forecasts. The estimate takes into consideration the projected AUM of Igah IV during periods when the Igah Option arrangements can be exercised. Accordingly, the measurement of the put option liability is subject to significant estimation uncertainty.

In addition, the selling shareholders of Igah IV are entitled to any dividends from the acquisition date because of equity consideration using Class A common shares to settle the Igah Option arrangement.

Other assumptions contained in the discounted cash flow analysis used by the Group when determining the gross obligation under a put option liability are closely linked to the broader market expectations in the private equity and venture capital industry and the budgeted cash flows and forecasts of the entities acquired. The financial liability is recorded at amortized cost after recognition.

Movements during the period on the Group’s gross obligation under the VBI put option and the Igah put option are detailed below.

Purchase commitments for minority interests shares
	VBI	Igah IV	Total
Balance at December 31, 2022	65,544	7,884	73,428
Cumulative translation adjustment	1,814	—	1,814
Purchase price allocation adjustments	—	2,455	2,455
Gross obligation adjustments	1,839	225	2,064
Balance at March 31, 2023	69,197	10,564	79,761

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

21	Revenue from services

	Three-month periods ended March 31,
	2023	2022
Revenue from management fees	58,796	54,584
Revenue from incentive fees	82	39
Revenue from performance fees (a)	15,452	—
Fund fees	74,330	54,623

Revenue from advisory and other ancillary fees	488	1,145

Total gross revenue from services	74,818	55,768

Taxes on revenue	(1,066)	(780)
Net revenue from services	73,752	54,988

The following is a breakdown of revenue by region (b):
Brazil	9,159	6,153
British Virgin Islands	23	2,421
Cayman Islands	51,573	33,225
Chile	11,871	12,617
United States of America	1,126	572
Net revenue from services	73,752	54,988

(a)	Performance fees are primarily generated when the return of the investment funds surpass the performance hurdle set out in the related charters. An amount of US$ 15.5 million is included under performance fees from PE V relating to the Lavoro transaction as described in note 12(b).

(b)	Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Group attract and retain many global investors that represent the Group's portfolio of clients. None of the Group's individual clients represents more than 10% of the total revenues for the presented periods.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

22	Personnel expenses and carried interest allocation

	Three-month periods ended March 31,
	2023	2022

Salaries and wages	(9,609)	(7,982)
Officers' Fund	(44)	(1,322)
Rewards and bonuses	(4,636)	(4,299)
Social security contributions and payroll taxes	(1,465)	(1,541)
Restructuring costs – personnel (a)	(571)	—
Share based incentive plan (note 28(d))	(260)	(200)
Strategic Bonus	(359)	(275)
Other short-term benefits	(1,457)	(1,319)
Personnel expenses	(18,401)	(16,938)

Carried interest allocation (b)	(5,408)	—

(a)	Restructuring costs of personnel refers to the implementation of streamlining initiatives and cost reduction plan in the operating activities of the Group.

(b)	This expense refers to the Group’s employees’ right to up to 35% of the performance fees recognized from investments funds. As of March 31, 2023, US$ 17.9 million (US$ 7.5 million non-current) remains payable primarily related to performance fees recognized from investment funds.

23	Amortization of intangible assets

	Three-month periods ended March 31,
	2023	2022

Amortization of non-contractual customer relationships (note 14)	(2,789)	(2,458)
Amortization of contractual rights (note 14)	(632)	(631)
Amortization of placement agents’ fees (note 14)	(451)	(451)
Amortization of brands (note 14)	(896)	(792)
Amortization of software (note 14)	(131)	(76)
Amortization of intangible assets	(4,899)	(4,408)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

24	General and Administrative expenses

	Three-month periods ended March 31,
	2023	2022
Professional services	(2,926)	(2,169)
IT and telecom services	(1,650)	(1,418)
Rebate fees	(1,118)	(1,035)
Depreciation of right-of-use assets	(667)	(493)
Travel expenses	(461)	(420)
Marketing and events	(413)	(136)
Occupancy expenses	(326)	(414)
Depreciation of property and equipment	(430)	(287)
Professional services - SPAC	(163)	—
Insurance	(265)	(313)
Taxes and contributions	(172)	(367)
Materials and supplies	(96)	(79)
Other administrative expenses	(259)	(305)
General and Administrative expenses	(8,946)	(7,436)

25	Other income/(expenses)

	Three-month periods ended March 31,
	2023	2022
Amortization of SPAC IPO initial cost (notes 5(a) and 20(c))	(3,343)	—
Transaction costs (a)	(1,521)	(602)
Transaction costs – SPAC	—	(315)
Contingent consideration adjustments(b)	(716)	(840)
Gross obligation adjustments (b)	(2,064)	—
Deferred consideration adjustments (b)	(385)	—
Integration costs (c)	(399)	—
Other	(15)	(410)
Other income/(expenses)	(8,443)	(2,167)

(a)	Transaction costs relate to expenses incurred on acquisition of subsidiaries for business combination.

(b)	Measurement of the present value of considerations payable (note 20 (b)) and gross obligations under put option (note 20(d)) for acquired businesses, included under other income/(expenses) based on its correlation with the Groups’ expansion strategy through acquisition activity. The movements for the three-month period ended March 31, 2023 relate to the unwinding impact from time value of money, reflecting the change in the carrying value of the payables that is attributable to the passage of time and decrease in the effective yield.

(c)	Expenses incurred to third party professional service providers assisting in the reorganizing and integration of acquired businesses to improve the Group’s long-term future performance and efficiency.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

26	Net financial income/(expense)

	Three-month periods ended March 31,
	2023	2022
Financial income
Net financial investment income	676	437
Unrealized gains on long-term investments	—	4,477
Realized gains from long-term investments	192	723
Unrealized gains on other derivative financial instruments	745	—
Unrealized gains on asset-linked receivable (note 12(b))	10,012	—
Unrealized gains on forward	63	—
Other financial income	14	1
Total finance income	11,702	5,638

Financial expenses
Unrealized losses on long-term investments	(9,985)	—
Realized losses on forward	(195)	—
Unrealized loss on warrant liability	(4)	(185)
Commission and brokerage expenses	(107)	(132)
Interest on lease liabilities	(344)	(335)
Net exchange variation	(1,092)	(257)
Other financial expenses	(232)	(147)
Total finance expenses	(11,959)	(1,056)

Net financial income/(expense)	(257)	4,582

27	Income taxes expenses

As an entity headquartered in the Cayman Islands, the Company is subject to a tax neutral regime. However, the Group's subsidiaries headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

	Three-month periods ended March 31,
Reconciliation of income tax	2023	2022

Income before income taxes	20,690	22,510

Impact of difference in tax rates of foreign subsidiaries	(3,131)	(4,131)
Nondeductible expenses	—	(63)

Total income taxes	(3,131)	(4,194)
Current	(1,175)	(1,658)
Deferred	(1,956)	(2,536)
Effective tax rate	15.1%	18.6%

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

28	Equity

(a)	Capital

The Company’s Memorandum and Articles of Association (“Articles of Association”) authorizes the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (i) 500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are as yet undesignated and may be issued as common shares or shares with preferred rights. Class B common shares are entitled to 10 votes per share and Class A common shares are entitled to one vote per share.

The Company currently has a total of 147,192,930 common shares issued and outstanding, of which 54,247,500 Class A common shares compose the free float and 92,945,430 Class B common shares.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

As of March 31, 2023 and December 31, 2022, the issued share capital was distributed as follows:

	March 31, 2023		December 31, 2022
	Shares	Capital (US$)	Shares	Capital (US$)
Total	147,192,930	14,720	147,192,930	14,720
Class A	54,247,500	5,425	54,247,500	5,425
Class B	92,945,430	9,295	92,945,430	9,295

(b)	Additional paid-in capital

The Additional Paid-in Capital amounts recorded as of March 31, 2023 and December 31, 2022 are presented below:

	March 31, 2023	December 31, 2022
Class A	299,078	299,078
Class B	186,102	186,102
Total	485,180	485,180

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)	Dividends

Dividends are declared and paid to the Company’s shareholders on a pro-rata basis.

Dividends declared and paid by the Group to the Company’s shareholders for the three-month periods ended March 31, 2023 and March 31, 2022 were:

Shareholder	2023		2022
		US$*		US$*
Class A	16,708	0.31	8,680	0.16
Class B	28,627	0.31	14,871	0.16
Total	45,335	0.31	23,551	0.16

(d)	Share based incentive plan

The equity incentive programs under the long-term incentive plan (“LTIP”) is a restricted share plan in which eligible participants includes members of the Group’s management and its employees. Beneficiaries under the share based incentive plans, are granted rights to shares based on certain criteria (time and performance vesting conditions). The final eligibility of any beneficiary to participate in the LTIP is determined by the Committee, created and appointed by the Company’s board of directors to administer the equity incentive program.

A LTIP was approved and launched on November 28, 2022. From 2022 and the following years 600,000 shares can be granted from the LTIP. As of March 31, 2023, Grant A disclosed below has been granted from the LTIP.

Grant A

Grant A provided to eligible participants (vesting criteria for eligible participants in Grant A commences from January 2022 in accordance with the terms of the LTIP).

The defined maximum number of shares under Grant A should not exceed 101,500 (84,506 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant A and 16,902 PSUs to be further issued subject to the boost grant requirements being met.

IPO Grant

The IPO Grant was subject to the completion of the IPO registration and approved by the board of director’s meeting on May 19, 2021 and is closed to new participants. The IPO grant mirrors the vesting conditions of Grant A, excluding the commencement date and share price on grant date used for measuring achievement of time and vesting conditions.

The defined maximum number of shares under the IPO grant should not exceed 410,115 (289,183 PSUs were granted and 120,932 PSUs to be further issued subject to the boost grant requirements being met) of the issued and outstanding shares of the Company.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Set out below is summary of PSU activity for the three-month period ended March 31, 2023.

	IPO Grant	Grant A
	Number of PSUs (in thousands)
Outstanding December 31, 2021	210	—
Granted	—	—
Forfeited	(13)	—
Outstanding, March 31, 2022	197	—

Outstanding, December 31, 2022	184	85
Granted	—	—
Forfeited	—	—
Outstanding, March 31, 2023	184	85

The table above reflects the PSU activity for the three-month period ending March 31, 2023 and March 31, 2022. No shares were exercised, expired or vested during the period. Refer to note 22 for expenses incurred for the three-month periods ending March 31, 2023 and March 31, 2022.

The intention of the Committee as of March 31, 2023 was to settle any future vesting through delivery of Class A common shares to participants.

LTIP	Grant date	Weighted-average fair value
IPO grant	January 22, 2021	US$ 15.95
Grant A	December 1, 2022	US$ 9.15

The original weighted-average fair value of PSU shares was determined on the grant date and calculated based on the Monte Carlo simulation model, which incorporates the effects of the performance conditions on the fair value. Dividends were not considered separately in the model since the participants are compensated with more shares when dividends are distributed during the vesting period and because the Total Shareholder Return (“TSR”) performance condition already considers dividends distributed as part of the calculation.

(e)	Earnings per share (basic and diluted)

Basic earnings per share have been calculated based on the Group’s condensed consolidated net income for the period attributable to the holders of the Company’s common shares. The following was considered in assessing the potential dilution on earnings per share assessment:

Share based incentive plan (note 28(d)

The dilutive effect is dependent on whether vesting conditions are deemed to be met as of the reporting date. As of March 31, 2023 and 2022, the TSR performance condition was not met.

Moneda

Issuing Class A common shares to potentially settle any contingent consideration payable to Moneda at the end of the contingency period. Events to satisfy the net revenue growth and net income margin conditions have not occurred at the date of reporting.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

VBI

Issuing Class A common shares to acquire the non-controlling interest of VBI per the VBI call option (note 12(d) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 50% of the total value). Call options on the shares held by non-controlling shareholders have been excluded from the calculation of diluted earnings per share as their inclusion would be anti-dilutive for the three-month period ended March 31, 2023. The VBI call option could potentially dilute basic earnings per share in the future.

Igah

The basic weighted average number of shares includes the impact of equity consideration from the number of Class A common shares (332,692 shares) to be issued over the next 12 months for the acquisition of Igah, included due to the passage of time being the only requirement. The impact from Igah Option arrangements to be settled in Class A common shares were included in the diluted earnings per share due to applying the anticipated acquisition method for the business combination with Igah.

There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares in the reporting period.

	Three-month periods ended March 31,
	2023	2022

Net income for the period attributable to the Owners of the Company	17,243	18,316
Basic weighted average number of shares	147,525,622	147,192,930
Basic earnings per thousand shares	0.11688	0.12444
Diluted weighted average number of shares	147,552,748	147,192,930
Diluted earnings per thousand shares	0.11686	0.12444

(f)	Cumulative Translation Adjustments

The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company's and the Group's presentation currency. The effects of the translation are accounted for and presented on Equity under the caption "Cumulative Translation Adjustments".

(g)	Non-controlling interests

As of March 31, 2023 and December 31, 2022, the Group had one subsidiary with non-controlling interests from the acquisition of 50% of VBI Real Estate Gestão de Carteiras S.A. on July 1, 2022. As of and for the three-month period ended March 31, 2022, the Group had no non-controlling interests in subsidiaries.

		Equity(*)		Income (Loss) (*)
				Three-month periods ended
	Interest	March 31, 2023	December 31, 2022	2023	2022
Non-controlling interest in VBI Real Estate Gestão de Carteiras S.A.	50%	(44,798)	(39,330)	316	—

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Set below is summarized financial information for the VBI subsidiary that has non-controlling interests. The amounts disclosed are before inter-company eliminations.

Summarized Condensed Statement of Financial Position	VBI
March 31,2023
Current assets	6,180
Current liabilities	(6,132)
Current net assets	48

Non-current assets	1,408
Non-current liabilities	(625)
Non-current net assets	783

Net assets	831

	VBI	Allocated to NCI
Summarized Condensed Income Statement and Condensed Statement of Comprehensive Income	3 month period ended March 31, 2023	3 month period ended March 31, 2023

Net revenue from services	2,316	1,158
Revenue from management fees	2,506	1,253
Taxes on revenue	(190)	(95)

Personnel expenses	(770)	(385)
Amortization of intangible assets	(314)	(157)
General and administrative expenses	(357)	(179)
Share of profits of associates	39	20
Net financial income/(expenses)	2	1

Income before income tax	916	458

Income taxes
Current	(249)	(124)
Deferred	(35)	(18)
Net income for the period	632	316

VBI – Non-controlling interest	VBI
March 31, 2023
Accumulated NCI as of December 31, 2022	(39,330)
Net income for the period	316
Dividends declared	(2,677)
Cumulative translation adjustment	(3,107)
Accumulated NCI as of March 31, 2023	(44,798)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Gross obligation – non-controlling interest

The VBI business combination included a VBI put option arrangement related to the non-controlling interest of VBI as disclosed in notes 12 (d). The amounts payable under the option arrangement are recognized as a financial instrument reflecting the present value of the expected gross obligation payable under the VBI put option and included under non-controlling interest in the Condensed Consolidated Statement of Changes in Equity.

As of March 31, 2023, the gross obligation had a present value of US$ 69.3 million.

29	Business combinations

The following table presents the amounts recorded relating to the Group’s business combinations completed in the year ending December 31, 2022 in accordance with IFRS 3. During the measurement period the Group received updates to the valuation of the purchase consideration and goodwill acquired on acquisition.

(a)	VBI

On July 1, 2022, the Group acquired control of VBI’s operations through acquiring 50% of the issued share capital of VBI, an alternative real estate asset manager in Brazil with operations across development and core real estate vehicles, to anchor its Brazil real estate platform. This transaction aligns Patria with highly specialized investment talent building valuable permanent capital.

Adjustments includes an increase in purchase consideration related to preference dividends payable by VBI (US$ 2 million) to the previous controlling owners of VBI resulting in an increase to the fair value of goodwill in note 14 for the same amount.

(b)	Igah

On November 30, 2022, the Company acquired 100% interest in a new subsidiary, Igah Partners LLC (“Igah Ventures”), a Brazilian based venture capital firm, 13.2% of PEVC I General Partner IV, Ltd. (“Igah IV”), and 100% of Igah Carry Holding Ltd, an entity for carried interest allocations (collectively referred to as “Igah”). The acquisition of these entities was accounted for as a linked transaction.

Igah’s business complements the Group’s existing private equity and growth equity strategies, which are focused on relatively mature companies, by adding investment expertise in startups and early-stage companies.

Adjustments includes an increase in purchase consideration (US$ 2.45 million) related to the fair value of Option arrangements included to acquire Igah IV resulting in increase to the fair value of goodwill in note 14 or the same amount.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	100% VBI July 1, 2022	100% Igah November 30, 2022
Total purchase consideration
Cash consideration paid (a)	10,815	8,116
Consideration payable (b)	10,859	4,771
Contingent consideration payable	8,355	—
Preference dividends payable	1,966	—
Option arrangements	(827)	10,339
Total purchase consideration	31,168	23,226

The assets and liabilities recognized as a result of the acquisition are as follows:
Cash and cash equivalents	600	36
Accounts receivable	2,462	—
Net working capital	(2,587)	64
Intangible assets: non-contractual customer relationships	23,246	2,120
Intangible assets: brands	3,617	—
Property and equipment	539	—
Lease liability	(420)	—
Net identifiable assets acquired	27,457	2,220

Less non-controlling interest (c)	(13,729)	—
Add: Goodwill	17,440	21,006
Net assets acquired	31,168	23,226

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

30	Financial instruments

(a)	Financial instruments by categories

The Group classifies its financial instruments into the categories below:

	Fair value Level	March 31, 2023	December 31, 2022
Financial assets
Financial assets at amortized cost
Accounts receivable		144,679	131,659
Client funds on deposit		19,962	23,639
Project advances		6,741	6,640
Deposit/guarantee on lease agreement		1,913	1,782

Financial assets at fair value through profit or loss
Cash and cash equivalents	1	30,753	26,519
Short term investments	1	253,391	285,855
Accounts receivable	1	10,012	—
Long-term investments	1	13,657	—
Long-term investments	2	14,389	11,017
Long-term investments - Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia	3	18,118	14,777
Long-term investments – KMP Growth Fund II	3	8,733	9,463
Derivative financial instruments – VBI call option	3	7,258	6,322

Financial liabilities

Financial liabilities at amortized cost
Commitment subject to possible redemption		240,058	234,145
Gross obligation under put option		79,761	73,428
Client funds payable		19,962	23,639
Lease liabilities		16,848	16,094
Consideration payable on acquisition		21,092	18,157
Carried interest allocation		17,952	12,450
Suppliers		5,102	3,256

Financial liabilities at fair value through profit or loss
Derivative financial instruments - Warrants	1	1,015	1,011
Derivative financial instruments – forward exchange contracts	2	68	42
Contingent consideration payable on acquisition	3	22,933	21,963

(b)	Financial instruments measured at fair value

The fair value measurement methodologies are classified according to the following hierarchical levels:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

•	Level 1: measurement based on quotations of identical financial instruments, traded in an active market, without any adjustments;

•	Level 2: valuation techniques based on observable inputs. This category covers financial instruments that are valued using: (i) quotations of similar financial instruments, traded in an active market; (ii) quotations of identical or similar financial instruments, traded in a fairly inactive market; and (iii) other valuation techniques in which all significant inputs are directly or indirectly observable in market input;

•	Level 3: valuation techniques based on unobservable inputs. This category covers all financial instruments whose valuation techniques are based on inputs not observable in market inputs when such inputs have a significant impact on the measurement of their fair values. This category includes financial instruments that are valued based on quotations of similar financial instruments that, however, require adjustments and assumptions to ensure that their fair values reflect the differences among them.

Refer to table above for fair value measurement methodologies (“Fair value level”) applied to financial assets and financial liabilities measured at fair value.

Transfers

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement reporting period. A transfer into Level 3 would be deemed to occur where there is a change in liquidity or other inputs used in the valuation of the financial instrument

There were no transfers between Levels 1, 2 and 3 for fair value measurements as of and for the three-month period ended March 31, 2023. As of and for the year ended December 31, 2022, the Group had the below transfers to and from level 3.

Transfer to Level 3 fair value measurement

As of June 30, 2022, the investment in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia was transferred to Level 3 after considering the change in valuation methodology from previously using the transaction cost price to applying a discounted cash flow model at the reporting date.

Transfer from Level 3 fair value measurement

As of June 30, 2022, the Warrants were transferred out of Level 3 into Level 1. The fair value of the Warrants issued in connection with the IPO of PLAO was measured at fair value using a Monte Carlo simulation model as of March 31, 2022. As of June 30, 2022, the fair value of the Warrants issued have been measured based on the listed market price of such warrants, a Level 1 measurement.

Unobservable inputs

The following analysis illustrates specific valuation techniques, unobservable inputs used to value Level 3 financial instruments and the sensitivity to reasonable changes in the most significant underlying variables used in measurement:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Description		Note	Valuation technique	Unobservable inputs	Range of unobservable inputs	Sensitivity	Financial impact*
Consideration payable on acquisition	Contingent consideration payable on acquisition - Moneda	20 (b)	Discounted cash flow	Discount rate Probability adjusted net revenue and net income	13.9% - 16.8%	50 basis points	US$ 0.1 million

Consideration payable on acquisition	Contingent consideration payable on acquisition – VBI	20 (b)	Discounted cash flow	Discount rate Projected AUM	13.7% - 14.7% 1% to 26% AUM growth	10% less growth	US$ 0.1 million

Long-term investments	Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia - Startse	12 (b)	Discounted cash flow	Discount rate Expected cash flows	16.7% - 18%	70 basis points	US$ 0.7 million

Long-term investments	KMP Growth II – Dr Consulta	12 (b)	Discounted cash flow	Discount rate Expected cash flows	16% - 18%	100 basis points	US$ 1.0 million

Derivative financial instruments	VBI call option	12 (d)	Monte Carlo simulation	Projected AUM at option exercise date	50% greater or lower than projected AUM	30.88% volatility	US$ 3.6 million

* Increase (decrease in discount rate) or decrease (increase in discount rate) the discounted fair value

Contingent consideration

The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. The liability is re-measured each reporting period and the change in fair value of contingent consideration is presented on the accompanying Condensed Consolidated Income Statement in other income or expenses as fair value gains/(losses) on contingent consideration.

(i)	Moneda business combination

The Group is required to make contingent payments, subject to the acquired entities achieving certain revenue and profitability targets. The contingent consideration payment has a maximum earnout of US$ 71 million for the business combination. The fair value of the contingent consideration liability recognized upon acquisition was estimated by discounting to present value the probability weighted contingent payments expected to be made. A probabilistic scenario approach using the pre-determined net income and net revenue metrics (measurement period up to December 31, 2023) within the purchase agreement was used to estimate expected undiscounted contingent consideration payable and a discount rate range was applied to determine the fair value of contingent consideration at acquisition date and payable in 2024. Between acquisition date and March 31, 2023, there has been a decrease from US$ 25.5 million to US$ 13.3 million in the present value of contingent consideration payable due to actual lower net income margins achieved in addition to impacts being from discounting between acquisition date and reporting date - refer to note 32 for events after the reporting period.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(ii)	VBI business combination

The Group is required to make contingent payments, subject to the acquired entity achieving certain AUM targets. The contingent consideration payment (payable in BRL) as of March 31, 2023 had fair value of US$ 9.6 million for the business combination with VBI. The fair value of the contingent consideration liability upon acquisition was US$ 8.4 million and was estimated on acquisition date by projecting future AUM between the 2nd and 5th anniversary from the acquisition closing date, to estimate the undiscounted contingent consideration payable and applying a discount rate range to determine the fair value of contingent consideration to be settled in cash on the later of the 2nd anniversary from the acquisition closing date or ten business days after achieving the fundraising targets.

Long-term investments

The fair values were calculated based on the underlying investment’s cash flows discounted using an unobservable input discount rate range. The change in fair value of the Level 3 investment is presented on the accompanying Condensed Consolidated Income Statement in net financial income or expenses as unrealized gains/(losses) on long-term investments.

Derivative financial instruments

The VBI call option was valued using a Monte Carlo simulation, which is considered to be a Level 3 fair value measurement. The Group estimates volatility based on a group of comparable market participants. The risk-free interest rate is based on the risk-free rate as disclosed by B3 (Brasil, Bolsa, Balcão). The expected life of the VBI Option arrangements are assumed to be equivalent to the remaining contractual term. The derivative was recorded as a financial asset in the Group’s Condensed Consolidated Statement of Financial Position. The impact from this transaction is presented in note 12(d).

The following table presents a reconciliation of financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of March 31, 2023 and December 31, 2022.

	Contingent consideration payable	Long term investments at fair value through profit or loss	VBI call option	Total
Fair value of Level 3 financial instruments at December 31, 2022	21,963	24,240	6,322	52,525
Cumulative translation adjustment	254	—	191	502
Changes in fair value	716	2,611	745	6,191
Fair value of Level 3 financial instruments at March 31, 2023	22,933	26,851	7,258	59,218

*Changes in fair value include impact from price risk and/or foreign exchange rate risk

(c)	Financial instruments measured at amortized costs

As of March 31, 2023, and December 31, 2022, the book values of the financial instruments measured at amortized cost correspond approximately to their fair values because the majority are short-term financial assets and liabilities or the impact of the time value of money is not material except for transactions related to the gross obligation under put option (note 20(d)) measured at amortized cost is a non-current liability that has a future gross redemption amounts as reflected in the liquidity risk under note 30(d)(ii).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)	Risk management

The Group is exposed to the following risks arising from the use of financial instruments:

(i)	Credit risk

(ii)	Liquidity risk

(iii)	Market risk

The Group determines concentrations of risk by assessing the nature, extent, and impact of risks in its investment portfolio. This assessment considers a range of factors that are relevant to its investment strategy and objectives, including geographic concentration, industry concentration, counterparty risk, market risk, and liquidity risk.

To manage concentrations of risk, the Group uses various risk management strategies, including diversification, hedging, and monitoring of counterparty credit risk. The Group also regularly reports on its risk management activities and the effectiveness of its risk management policies and procedures to its board of directors, investors, and other stakeholders.

While the Group uses quantitative measures, such as percentages of its portfolio invested in particular regions or industries, to help determine concentrations of risk, it also uses its judgment and experience in assessing the overall impact of concentrations of risk on its investment portfolio and making informed investment decisions.

i.	Credit risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.

The Group has low exposure to credit risk because its customer base is formed by investors in each investment fund. These investors are required to comply with the capital calls in order to repay related investment fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the investment fund. In addition, management fees could be settled by the sale of the underlying investments kept by the investment funds. The cash and the short-term investments are maintained in large banks with high credit ratings. Furthermore, the accounts receivable as of March 31, 2023 and December 31, 2022 are composed mainly of management fees and performance fees of investment funds, and also of advisory fees and reimbursement of expenses to be received from investees of such investment funds.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The amounts receivable and project advances as of March 31, 2023, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total
Accounts Receivable (note 8)	2,056	154	51	—	330	35,695	3,945	96,185	—	16,275	154,691
Project Advances	—	—	—	—	—	2,011	236	8	3,355	1,131	6,741
Total	2,056	154	51	—	330	37,706	4,181	96,193	3,355	17,406	161,432

ii.	Liquidity Risk

Liquidity risk is the possibility that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets which might affect the Group's payment ability, taking into consideration the different currencies and settlement terms of its financial assets and financial liabilities.

The Group performs the financial management of its cash and cash equivalents and short term investments, keeping them available for paying its obligations and reducing its exposure to liquidity risk. In addition, the Group has the option for certain financial instruments to be settled either in cash or through its own equity instruments, Class A common shares.

Expected future payments for financial liabilities as of March 31, 2023, are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Suppliers	5,102	—	—	—	—	5,102
Leases (a)	705	666	666	1,956	17,045	21,038
Carried interest allocation	—	—	—	10,464	7,488	17,952
Consideration payable on acquisition	—	1,850	12,504	1,966	—	16,320
Contingent consideration payable on acquisition (a)	—	—	—	—	24,304	24,304
Commitment subject to possible redemption (a) and (c)	—	242,882	—	—	—	242,882
Gross obligation under put option (a) and (b)	—	—	—	—	103,016	103,016
Derivative financial instruments	68	1,015	—	—	—	1,083
Total	5,875	246,413	13,170	14,386	151,853	431,697

(a)	Amounts reflect undiscounted future cash outflows to settle financial liabilities.

(b)	Liability to be partly settled with Class A common shares

(c)	Settled with proceeds held in SPAC’s trust account

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

iii.	Market risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as interest rate, foreign exchange rate, and security prices. The Group's policy is to minimize its exposure to market risk.

The marketable securities as of March 31, 2023 and December 31, 2022 consist primarily of mutual fund money markets which reduces the Group’s exposure to market risk and investment funds whose portfolios, dependent on the investment strategy are composed of product lines as discussed under Segment information (note 3). To manage its price risk arising from investment funds, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. The Group has acquired Warrants as it relates to the SPAC PLAO that are listed. The fair value of the Warrants are subject to changes in market prices. However, the Group has determined that the exposure to market risk from the warrants is not significant and therefore no sensitivity analysis is presented.

During the three-month period ended March 31, 2022 the Group held no other derivative warrant financial instruments

Security price risk:

Long-term investments made by the Group represent investments in investment fund products where fair value is derived from the reported Net Asset Values (“NAV”) for each investment fund, which in turn are based upon the value of the underlying assets held within each of the investment fund products and the anticipated redemption horizon of the investment fund product. Investment fund products expose the Group to market risk and therefore this process is subject to limits consistent with the Group’s risk appetite. To manage its price risk arising from investments in securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

Foreign exchange risk

Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance income or expenses and the assets or liability balances of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting its non-US dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount actually affected by exchange fluctuations.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Sensitivity analysis

The sensitivity analysis was based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:

As of March 31, 2023

	Balance in each exposure currency						Total Balance	Exchange Variation impact considering 10% change in the period
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD	USD	end rates.
Cash and cash equivalents	18,828	5,791	10,090,334	468,873	773	12,527	30,753	1,823
Short term investments	15,321	—	1,311,972	—	—	248,721	253,391	467
Client funds on deposit	—	—	15,830,734	—	—	—	19,962	1,996
Accounts receivable	112,874	38	5,454,030	105,442	2	125,567	154,691	2,913
Projects Advance	14,499	—	(99)	—	—	3,887	6,741	285
Deposit/guarantee on lease agreement	—	264	961,822	85,471	180	425	1,913	148
Long-term investments	3,424	—	(20,189)	—	118	54,102	54,897	79
Client funds payable	—	—	15,830,734	—	—	—	19,962	(1,996)
Suppliers	1,560	339	1,703,691	63,861	230	2,305	5,102	(280)
Derivative financial instruments - Assets	36,871	—	—	—	—	—	7,258	725
Derivative financial instruments - Liability	—	—	—	—		1,083	1,083	—
Commitment subject to possible redemption	—	—	—	—	—	240,058	240,058	—
Gross obligation under put option	405,217	—	—	—	—	—	79,761	(7,976)
Carried interest allocation	18,085	—	—	—	—	14,392	17,952	(356)
Consideration payable on acquisition	97,760	—	—	—	—	1,850	21,092	(1,925)
Contingent consideration payable on acquisition	48,876	—	—	—	—	13,312	22,933	(962)
Net Impact								(5,059)

(a) BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

31	Related parties

(a)	Key management compensation

The amounts paid to key management directors and officers for their roles as executives for the three-month period ended March 31, 2023 and 2022 included in “Personnel expenses” are shown below:

	Three-month periods ended March 31,
	2023	2022
Key management compensation	(1,506)	(1,233)

Additionally, for the three-month period ended March 31, 2023, the Group has accrued US$ 1.8 million (US$ 1.7 million for the three-month period ended March 31, 2022) as bonuses payable to key management, which is included in "Personnel expenses".

(b)	Officers' Fund

	March 31, 2023	December 31, 2022
Personnel current liabilities	912	912
Personnel non-current liabilities	394	350
	1,306	1,262

The Officers’ Fund Plan is administered by the Company through a limited liability entity (the "Officers' Fund") and is registered as an administered fund under the laws of the Cayman Islands.

Certain employees that were offered the opportunity to participate are entitled to a cash benefit that is calculated by management based on defined financial metrics of the Group (e.g., DE – Distributable Earnings) with certain vesting conditions and financial hurdles. Each grant benefit is subject to graded vesting periods of 2 to 4 years and entitles employees to a cash benefit. Upon vesting, the benefits are redeemable yearly at the option of the holder or mandatorily redeemed after two years. Should the employee cease to be eligible for the cash benefit (e.g., as a result of leaving the Group), all unvested benefits are paid based on the amount that was originally contributed to the Officers’ Fund. For the three-month period ended March 31, 2023, the Group has accrued US$ 0.04 million (three-month period ended March 31, 2022: US$ 1.3 million). No further quotas in the Officers’ Fund were granted since the IPO on January 21, 2021.

(c)	Long-term investments

As described in notes 12(b), the Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund PE V in Lavoro Agro Limited (“Lavoro”) for approximately $8.2 million. Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, formerly known as TPB Acquisition Corporation I.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)	Carried interest allocation

As described in note 22(b), 35% of the performance fee receivable from the Group’s investment funds are payable to the Group’s employees.

(e)	Share based incentive plan

As described in note 28(d), the Company introduced a share based incentive plan to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services.

(f)	Lease commitments

Note 20(a) details lease payments made for various office premises, a portion of which were paid by Moneda to its related party entity that was excluded from the Moneda acquisition. As a result, a lease contract was entered into by MAM I and MCB in 2021 and MAGF in 2022 with their related party entity Moneda III SpA (beneficially owned by Moneda’s former partners)

	March 31, 2023	December 31, 2022
Related party lease - Santiago
Lease liabilities (current)	550	502
Lease liabilities (non-current)	3,218	3,078

	Three-month periods ended March 31,
	2023	2022
Related party lease - Santiago
Principal paid	—	85
Depreciation of right-of-use assets	140	113
Interest on lease liabilities	21	15

(g)	SPAC

Refer to notes 5(o) and 20(d) for related party transaction with the SPAC

32	Events after the reporting period

The financial effects of the below transactions did not have an impact on the unaudited condensed consolidated interim financial statements as of and for the three-month period ended March 31, 2023.

Acquisitions

Kamaroopin

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

In April 2023, the Group closed on the transaction with the controlling shareholder of Kamaroopin to acquire the remaining 60% interest and enter a business combination with Kamaroopin. The acquisition is structured as a combination between cash and equity consideration.

The business combination with Kamaroopin enables the Group to expand and complement its platform of investment funds in growth equity and venture capital by adding investment expertise in startups and early-stage companies.

Subsequent to the closing of the transaction, the Group owns 100% of Kamaroopin and will account for the investment in Kamaroopin as a subsidiary to be consolidated into the Group, being a business combination achieved in stages after initially acquiring 40% of Kamaroopin as an associate on February 1, 2022 as disclosed under note 12(c). The Group and the selling shareholders agreed to waive the option arrangements included in the purchase agreement of 40% interest of Kamaroopin to complete the second tranche of the acquisition. The acquisition date carrying value of the Group’s previously held equity interest in the acquiree will be remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Details of the purchase consideration, the fair value of identifiable intangible assets and goodwill listed below are provisional and pending receipt of the final valuation of those assets. The consideration structure consists of an upfront cash payment (US$ 2.0 million), equity consideration in the form of Class A common shares, due 30 days after the anniversary of the closing (US$ 10.1 million), equity consideration to be settled in the Company’s Class A common shares and contingent consideration to be settled in 2027 with equity consideration in the form of Class A common shares and dependent on achieving certain fundraising objectives (earn-out range between US$ 4.0 million and US$ 10.0 million). On June 15, 2023, the Company settled the equity consideration, issuing 682,741 Class A common shares at its weighted average trading value.

The fair value of identifiable intangible assets recognized from the business combination completed in steps is US$ 1.2 million and US$ 10.6 million for brands and non-contractual customer relationships of Kamaroopin respectively. The business combination completed in steps resulted in goodwill recognized of US$ 16.2 million and a remeasurement gain of US$ 4.2 million of the previous interest held in Kamaroopin as an investment in associate.

Consideration for the second stage acquisition of Kamaroopin will be settled in Class A common shares that are subject to a 3 to 5 year lock-up period.

Blue Macaw

On April 3, 2023, the Group closed the transaction through VBI, a subsidiary of the Group to acquire 100% beneficial interest of Blue Macaw (NewCo BlueMacaw Partner Ltda. and BlueMacaw S.A. collectively) for US$ 4.4 million (BRL 22.2 million) cash, settled equally between non-controlling interest shareholders of VBI and the Group. Blue Macaw entities acquired are located in Brazil focusing on infrastructure and real estate investment in Latin America. The acquisition is part of the Group’s strategy to enhance its share of the Brazilian real estate market through synergies from real estate focused subsidiary VBI.

The Group accounted for the transaction as an asset acquisition since the lead assets consists of 4 contractual rights in the portfolio of management contracts of investment funds representing substantially all of the fair value of the gross assets acquired at US$ 4.4 million.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Bancolombia

On July 3, 2023, the Group announced the signing for the formation of a new entity with Bancolombia, a financial conglomerate in Colombia. The partnership will leverage the Group’s private market expertise in Latin America with Bancolombia distribution capabilities to expand access to alternative investment products in Colombia. Financial details of the transaction are not being disclosed until closing of the transaction that will be structured with 51% ownership by the Group and 49% held by Bancolombia. As of the date of approval and issuance of these unaudited condensed consolidated financial statements, the transaction has not closed.

Bari

On September 1, 2023, the Group closed the acquisition of Bari Gestao De Recursos Ltda. (“Bari”) through VBI, a subsidiary of the Group as an asset acquisition for US$ 4.6 million (BRL 22.2 million) cash settled equally between non-controlling interest shareholders of VBI and the Group. Bari is an asset management company focused on real estate investment products. The Group accounted for the transaction as an asset acquisition since the lead asset consists of contractual rights in the management of its investment fund representing substantially all of the fair value of the gross assets acquired.

Share based incentive plan

The Group approved the grant of 297,610 PSUs (grant B) (to eligible participants under the LTIP disclosed in note 28(d). The vesting conditions mirror the vesting conditions of all PSUs granted in prior periods.

Dividends

On April 24, 2023 the board of directors approved a dividend of US$ 0.226 per share (US$ 33.27 million) which was paid in June 2023.

On July 26, 2023 the board of directors approved a dividend of US$ 0.251 per share (US$ 37.1 million) which was paid in September 2023.

SPAC extension

After March 31, 2023, PLAO’s shareholders approved at an extraordinary general meeting to amend PLAO’s articles of association by way of special resolution to extend the period to complete a business combination for an additional 12 months from the original termination date, June 14, 2023. The period to complete the business combination has been extended from 15 months to 27 months from the closing date of PLAO’s IPO (up to June 14, 2024).

After March 31, 2023 and up until the date of authorization for issuance of the unaudited condensed consolidated interim financial statements, there were no further significant events that occurred after the reporting period for disclosure.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Long-term borrowings

On September 1, 2023, the Group entered into an unsecured loan facility agreement with Banco Santander, S.A. (the “Lender”) for a total amount of US$ 100 million (the “Loan Facility”). The Loan Facility is guaranteed by the Company and is subject to certain covenants. As of the date of approval and issuance of these unaudited condensed consolidated financial statements, there has been no disbursement or financing called from the loan facility.

* * *

Eduardo Tomazelli

Accountant

Ana Cristina Russo

Chief Financial Officer

Alexandre T. A. Saigh

Chief Executive Officer